

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2014

<u>Via E-mail</u>
Lawrence A. Siebert
Chairman and Chief Executive Officer
Chembio Diagnostics, Inc.
3661 Horseblock Road
Medford, New York 11763

      Re: Chembio Diagnostics, Inc.
             Annual Report on Form 10-K for the Fiscal Year ended December 31, 2012
             Filed March 7, 2013
             File No. 001-35569

Dear Mr. Siebert:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                     Sincerely,

                                     /s/ Jeffrey P. Riedler

                                     Jeffrey P. Riedler
                                     Assistant Director